SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") informs its shareholders and the market in general that the Extraordinary Retirement Plan of Eletrobras ("PAE") was launched today, May 22, 2017.

The plan, which is being implemented simultaneously in the parent company and in the subsidiaries CGTEE, Cepel, Chesf, Eletronuclear, Eletronorte, Eletropar, Eletrosul and Furnas, is one of the initiatives foreseen in "Challenge 21: Sustainable Excellence"; The Business and Management Master Plan ("PDNG") for the period from 2017 to 2021, under the "Operational Excellence" pillar.

The conditions were previously approved by the Secretariat of Coordination and Governance of State Companies ("SEST").

Due to the conditions approved by SEST, 4,607 employees, aged 55 or over and at least ten years of employment with the company, upon dismissal, who meet one of the following conditions: (i) retired by official social security system; (ii) under conditions of retirement by Official Social Security System (“INSS”) until the date of termination, in accordance with the current INSS rules; and (iii) employees reinstated and amnestied to the company through the Special Interministerial Commission (“CEI de Anistia”), as established by Law 8,878/1994. In the latter case, there is no requirement of minimum company time, minimum age or obligation to be retired or to be eligible to retire.

The voluntary adhesions to the Program were divided in two periods, the first one being held until June 30, 2017, while the second period will occur between July 10 and 31, 2017. The dismissals will be carried out between June and December 2017.

Rio de Janeiro, May 22, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.